ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

04030063

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

May 7, 2004

VIA: COURIER

SUPPL

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED MAY 11 2004 WASH. D.C.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since March 2004 (date of most recent submission) pursuant to the laws of Canada:		
a. news releases	Immediately	Issuer
i. March 18, 2004		
ii. March 23, 2004		
b. material change reports (date indicated is date of material change to which report relates)	within 10 days of the material change	Issuer
i. March 18, 2004		

dlw 5/17

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. the same information as referred to in items 1.a and b above		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. None		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/jgs
Enclosures

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act

MATERIAL CHANGE REPORT

ITEM 1 REPORTING ISSUER

BioMS Medical Corp.

ITEM 2 DATE OF MATERIAL CHANGE

March 18, 2004

ITEM 3 PRESS RELEASE

The Issuer issued a press release under the date of March 18, 2004

ITEM 4 & ITEM 5 SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:

The Issuer completed the sale of 2,821,526 units of the Company at a price of $3.30 per Unit for gross proceeds of $9,311,000. Each Unit consists of one Class A common share of the Company and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $4.30 per share on or before March 17, 2005. Union Securities Ltd. acted as agent.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO)

N/A - This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Kevin A. Giese, President and Chief Executive Officer or Ryan Giese, Corporate Communications, at (780) 413-7152.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 18th day of March, 2004.

"Michael Kennedy"
Michael Kennedy /Corporate Secretary

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL ANNOUCES 17 ADDITIONAL PATENTS FOR MS DRUG

Edmonton, Alberta, March 23, 2004 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that the University of Alberta has received seventeen additional patents for the Company's synthetic peptide therapeutic, MBP8298, for the treatment of multiple sclerosis (MS). BioMS Medical, through a subsidiary, licenses these patents on an exclusive worldwide basis from the University of Alberta.

The additional countries granting patents included Austria, Belgium, the Czech Republic, Denmark, Finland, France, Greece, Germany, Ireland, Luxembourg, Monaco, Netherlands, Spain, Sweden, Switzerland, Ukraine and the United Kingdom. In total, 50 patents have been granted to the University of Alberta for MBP8298 in 29 countries worldwide, including three patents issued in the United States.

"We continue to build a very powerful intellectual property portfolio for our lead product, MBP8298," said Kevin Giese, President of BioMS Medical. "With patent protection in the United States, Canada and many of the key European countries where MS is highly present, the future commercial value of our MS drug is well protected."

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
(780) 413-7152
rgiese@biomsmedical.com

Tony Hesby
Vice President of Corporate Affairs
(780) 413-7152
tony.hesby@biomsmedical.com

BIOMS
MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL RAISES $9.3 MILLION TO DEVELOP MS DRUG

Edmonton, Alberta, March 18, 2004 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that it has completed the sale of 2,821,526 units of the Company at a price of $3.30 per Unit for gross proceeds of $9,311,000. Each Unit consists of one Class A common share of the Company and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $4.30 per share on or before March 17, 2005. Union Securities Ltd. acted as agent.

"The proceeds from this offering will principally be applied towards the pivotal human clinical trial of our lead drug, MBP8298, for the treatment of multiple sclerosis," said Mr. Kevin Giese, President and CEO.

About BioMS Medical Corp.
BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

NOT FOR DISTRIBUTION TO U.S. WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com